Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Earnings:
Income before income taxes	$86	$43	$135	$49
Less: Capitalized interest	(2)	(1)	(4)	(2)
Add:
Fixed charges	70	71	139	139
Amortization of capitalized interest	—	1	1	1
Adjusted earnings	$154	$114	$271	$187
Fixed charges:
Interest expense	41	42	84	84
Amortization of debt costs	3	2	5	4
Rent expense representative of interest	26	27	50	51
Total fixed charges	$70	$71	$139	$139
Ratio of earnings to fixed charges	2.21	1.60	1.95	1.34